NO ACT

ACT 1934 Act
SECTION 14a
RULE 14a-8
PUBLIC AVAILABILITY 5/5/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

[redacted]

10000524

Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982

May 5, 2010

Re: The Swiss Helvetia Fund, Inc. – Shareholder Proposal of Mr. Walter S. Baer

Dear Mr. Coleman:

In a letter dated April 2, 2010, you notified the Securities and Exchange Commission ("Commission") of the intent of The Swiss Helvetia Fund, Inc., ("Fund") to omit from its 2010 proxy materials a shareholder proposal ("Proposal") and supporting statement ("Supporting Statement") submitted by Walter S. Baer ("Proponent"). We also received a letter from the Proponent opposing your request to exclude his Proposal and Supporting Statement.

The Proposal asks the Fund's board of directors to take the steps necessary to adopt an interval fund structure, whereby the Fund would conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value.[1]

You argue that the Proposal may be excluded because: pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, it has been substantially implemented in that the board of directors has considered and rejected the adoption of an interval fund structure, including a structure based on the terms contained in the Proposal; pursuant to Rule 14a-8(i)(7), it deals with a matter relating to the Fund's ordinary business operations; pursuant to Rules 14a-8(i)(2) and (i)(6), it would constitute a violation of law and is beyond the authority of the board to submit to shareholders a proposal that it deems to be against shareholders' best interest; and, pursuant to Rule 14a-8(i)(3), it is contrary to other proxy rules or regulations that permit the exclusion of proposals that are vague and indefinite. You further argue that certain portions of the Proponent's Supporting Statement are false or misleading pursuant to Rule 14a-9 and may be excluded pursuant to Rule 14a-8(i)(3).

We are unable to concur in your view that the Fund may exclude the Proposal pursuant to Rules 14a-8 (i)(2), (i)(3), (i)(6), (i)(7), or (i)(10). Further, we are unable to

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1 You state that the Fund and the Proponent both agree that the Proposal is precatory and only recommends that the board take action to convert the Fund to an interval fund structure.

concur in your view that portions of the Supporting Statement rise to the level of being materially false or misleading. We note that the Fund will have an opportunity to include it its proxy statement arguments reflecting its own point of view on the Proposal. See Rule 14a-8(m)(1); Division of Corporation Finance, Staff Legal Bulletin 14B, Section B (Sept. 15, 2004). Accordingly, we do not believe that the Fund may omit the Proposal or portions of the Proponent's Supporting Statement pursuant to Rules 14a-8 (i)(2), (i)(3), (i)(6), (i)(7), or (i)(10).

We note that the Fund did not file its statement of objections to including the Proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by Rule 14a-8(j)(1). We have considered your rationale for the delay, but do not agree to a waiver of the 80-day requirement.

Attached is a description of the informal procedures the Division of Investment Management follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

cc: Walter S. Baer

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determinations reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 do not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy materials.

STROOCK

By Email

April 2, 2010

Stuart H. Coleman
Direct Dial 212.806.6049
Direct Fax 212.806.9049
scoleman@stroock.com

Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Swiss Helvetia Fund, Inc.—Intention to Omit Stockholder Proposal of Mr. Walter S. Baer

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby give notice on behalf of The Swiss Helvetia Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"), of the Fund's intention to omit from its proxy statement and proxy card (the "Proxy Materials") for its 2010 Annual Meeting of Stockholders (the "Meeting") the stockholder proposal and the statement supporting the proposal (together, the "Proposal") submitted to the Fund by Mr. Walter S. Baer (the "Proponent") under cover of a letter dated December 16, 2009. A copy of the Proposal is attached as Exhibit A and a copy of all correspondence between the Fund and the Proponent concerning the Proposal is attached as Exhibit B.

We believe that the Proposal may be excluded, among other reasons, under Rule 14a-8(i)(10) because it has been substantially implemented. On behalf of the Fund, we hereby respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") express its intention not to recommend enforcement action if the Proposal is excluded from the Fund's Proxy Materials for the reasons set forth herein.

The Proposal

The Proposal asks the Board of Directors of the Fund (the "Board") to take the steps necessary to adopt an interval fund structure, pursuant to which the Fund would conduct

NY 72597251v4

repurchase offers on, at minimum, a semi-annual basis for at least 10% of the Fund's then-outstanding shares of common stock at a price of at least 98% of the Fund's net asset value.[1]

Correspondence with the Proponent; Board Meeting to Consider the Proposal

The following chart summarizes the correspondence between the Fund and the Proponent, the full content of which is included as Exhibit B to this letter.

Date (Sent/Received by the Fund)	Sender	Letter Content	Noteworthy Topics
12/28/2009 (Received)	Proponent	Initial Proposal	Proposal failed to comply with all of the procedural requirements of Rule 14a-8(b)
01/04/2010 (Received)	Proponent	Letter from Broker	Content did not satisfy Rule 14a-8(b)
01/08/2010 (Sent)	Fund	Notification of Proposal Defects under Rule 14a-8(b)	Letter provided instruction on method and time to cure procedural defects; Notified Proponent of subsequent letter identifying substantive defects of the Proposal
01/12/2010 (Received)	Proponent	Letter from Broker	Cured Rule 14a-8(b) defects
01/22/2010 (Sent)	Fund	Notification of Proposal Defects under Rule 14a-8(i)	Cited specific provisions of Rule 14a-8(i) and provided rationale for exclusion; Suggested means to amend or withdraw Proposal
01/29/2010 (Received)	Proponent	Resubmission of Proposal	Clarification by Proponent that Proposal was precatory; No other proposed revisions to Proposal

After receiving the Proponent's response on January 29, 2010, the Board determined that in light of the pendency of the preparation of the Fund's Proxy Materials, it would consider the Proposal as if the Proposal (i) had been submitted to and approved by the Fund's

[1] Although not referenced explicitly in the Proposal, the only way for the Fund lawfully to conduct the periodic repurchases contemplated by the Proponent is for the Fund to convert from a closed-end fund to an interval fund and operate in compliance with Rule 23c-3 under the Investment Company Act of 1940, as amended (the "1940 Act").

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stockholders at the Meeting and (ii) did not contain any of the deficiencies identified previously to the Proponent. Among other benefits, this approach eliminated the cost and burden of seeking a stockholder vote on the Proposal.

On February 25, 2010, the Board convened a duly authorized special meeting for the purpose of determining whether the adoption of an interval fund structure, including a structure based on the terms contained in the Proposal, was in the Fund's best interest. After considerable discussion and review of materials prepared specifically for the meeting, including information prepared by an independent third party financial services firm engaged by the Fund, the Board concluded that converting to an interval fund, including on the terms contained in the Proposal, was not in the best interest of the Fund and its stockholders. The Fund then promptly notified the Proponent of the outcome of the Board's considerations. A copy of the minutes of that meeting is attached as Exhibit C.

Date (Sent/Received by the Fund)	Sender	Letter Content	Noteworthy Topics
03/02/2010 (Sent)	Fund	Notification of Board Meeting	Notified Proponent of formal Board consideration of Proposal; Requested withdrawal of Proposal
03/03/2010 (Received)	Proponent	Resubmission of Proposal	Proponent declined Fund's request to withdraw the Proposal.

Although the Fund has made an ongoing effort to assist the Proponent in identifying the Proposal's procedural and substantive deficiencies under Rule 14a-8, and then convened a special Board meeting to perform the very acts the Proposal requests, the Proponent continues to refuse to withdraw or amend the Proposal.

Requests

Again, we respectfully request that the Staff confirms that it will not recommend any enforcement action if the Fund omits the Proposal from its Proxy Materials for the reasons set forth herein, including that the Proposal has been substantially implemented.

In addition, as the Fund and the Board each has spent a significant amount of time and cost attempting to address the Proponent's concerns in advance of submitting this request, we hereby request that the Staff waive the 80 calendar day filing requirement for good cause pursuant to the authority provided under Rule 14a-8(j). The Fund has attempted to work with Proponent on an ongoing basis in an effort to cure procedural defects in the Proposal and then to identify and, as appropriate, revise the terms of the Proposal. After the Proponent provided clarification that he was submitting a precatory request, the Board convened a special meeting to consider the Proposal. The Fund was unable to file a no-action request at least 80 days in advance of the filing of its Proxy Materials as it was attempting to work with the Proponent to revise his Proposal and, once the Fund was notified that the Proponent did not wish to revise his proposal, needed time to prepare materials requested by the Board in connection with the special Board meeting held on February 25, 2010.

As the Fund and the Proponent now agree the Proposal is precatory in nature, the Fund believes it is inappropriate to include the Proposal in its Proxy Materials, as the Board has considered the Proposal and determined not to submit a non-precatory proposal to adopt an interval fund structure to the Fund's stockholders.

Primary Grounds for Excluding the Proposal Pursuant to Rule 14a-8

1. *Rule 14a-8(i)(10)—Substantially Implemented*

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy materials where the proposal has been rendered moot. To be rendered moot a proposal must have been "substantially implemented by the issuer," but need not have been "fully effected." See Securities Exchange Act Release No. 20091 (August 16, 1983) (adopting changes to Rule 14a-8). The Staff has indicated that, in order for a proposal to have been "substantially implemented," the company must have actually taken steps to implement the proposal. See Brazilian Equity Fund, Inc. (May 8, 1998); The Growth Fund of Spain, Inc. (May 8, 1998) (shareholder proposal using mandatory language requiring closed-end fund to adopt interval fund status could be excluded); The Emerging Mexico Fund, Inc. (May 8, 1998) (shareholder proposal recommending that the fund's board convert a closed-end fund to an open-end fund).

The Commission clarified the meaning of "substantially implemented" in its 1997 proposing release addressing Rule 14a-8, in which it stated that "[i]t is insufficient for the company to have merely considered the proposal, *unless the proposal clearly seeks only consideration by the company, and not necessarily implementation.*" (italics added) Securities Exchange Act Release No. 39093 (September 19, 1997) (proposing changes to Rule 14a-8). See also Securities Exchange Act Release No. 40018 (May 21, 1998) (adopting changes to Rule 14a-8); Securities Exchange Act Release No. 20091 (August 16, 1983). The Fund and the Proponent agree the Proposal is precatory and only recommends that the Board take action to covert the Fund to an interval fund structure.[2] As the Board considered the

[2] The Proposal is worded as a request for the Board to take certain actions—namely, all steps necessary to adopt an interval fund structure. As a matter of process, before the Fund could convert to an interval fund, two sequential steps must occur: first, the Board must conclude that it is in the best interest of the Fund to do so and, second, the necessary stockholder approval must be sought and obtained. As such, the first action is that the Board must consider whether adopting such a structure is in the Fund's best interest. If the Board concludes it is, the Board must submit a proposal to stockholders. If the Board concludes it is not, the Board cannot lawfully submit a proposal to stockholders and the process ends.

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Proposal and concluded that the conversion is not in the best interest of the Fund and its stockholders, the Fund believes that the Proposal has been substantially implemented because the Board is not able to take further action without possibly violating its fiduciary duties, as discussed in greater detail herein. As such, the Fund has taken all necessary steps to implement the Proposal and may now exclude it from its Proxy Materials pursuant to Rule 14a-8(i)(10).

Alternatively, if the Proponent now believes the wording of the Proposal would mandate further Board action, then the Proposal is not precatory and may be excluded pursuant to Rule 14a-8(i)(1) under the Exchange Act. On several occasions, the Staff has taken the position that stockholder proposals that mandate action by a board of directors constitute an unlawful intrusion on the board's discretionary authority, and may be omitted from a company's proxy materials under Rule 14a-8(i)(1). See Clemente Global Growth Fund, Inc. (January 14, 1998) (shareholder proposal phrased in mandatory terms to convert a closed-end fund to an open-end fund could be omitted from the fund's proxy materials unless cast as a request); Templeton Global Income Fund, Inc. (December 19, 1996) (same); The Growth Fund of Spain, Inc. (March 15, 1996); The Salomon Brothers Fund Inc. (January 24, 1992) (shareholder proposal mandating that the fund's board convert a closed-end fund to an open-end fund could be omitted).

Additional Grounds for Excluding the Proposal Pursuant to Rule 14a-8

1. *Rule 14a-8(i)(7)—Management Functions*

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. The Staff has stated that, in deciding whether a shareholder proposal is excludable under Rule 14a-8(i)(7), it will consider, on a case-by-case basis, whether the proposal deals with a matter relating to a company's ordinary business operations, taking into account factors such as the nature of the proposal and the circumstances of the company. See Staff Legal Bulletin No. 14E (CF) (October 27, 2009). The Staff has described the policy underlying the ordinary business exclusion as resting on two principal considerations: (1) whether the subject matter of the proposal relates to tasks that "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Securities Exchange Act Release No. 40018 (May 21, 1998).

In a position we believe has been superseded, the Staff of the Division of Investment Management stated that a proposal to convert a closed-end fund to an interval fund does not deal with the ordinary business operations of a fund. See The Growth Fund of Spain,

Inc. (March 15, 1996). More recently, however, the Staff of the Division of Corporate Finance has taken a different position on analogous facts. See, e.g., Medstone International, Inc. (May 1, 2003) (exclusion of proposal to implement share repurchase program); Vishay Intertechnology, Inc. (March 23, 2009) (exclusion of proposal to have company make irrevocable exchange offer); Cleco Corporation (January 21, 2003) (exclusion of proposal to redeem all outstanding shares of preferred stock). Specifically, the Staff of the Division of Corporate Finance has stated that the decision whether to repurchase shares of a company's outstanding stock is an "integral part of the [c]ompany's capital raising, capital management and financing activities and clearly a matter relating to its ordinary business. The issuance and repurchase of a corporation's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a corporation to be managed by the [c]ompany's [b]oard of [d]irectors." Medstone International, Inc. (May 1, 2003).

The Fund respectfully submits that the more recent views of the Staff of the Division of Corporate Finance with respect to the management of the capital structure of an operating company are generally applicable to a closed-end fund's capital structure as well. The Staff of the Division of Corporate Finance has determined that the repurchase of a company's securities as part of its overall capital structure is fundamental to management of the company and should not be the subject of a stockholder proposal. As the Proposal seeks to have the Board make a determination about the method, timing and amount of repurchases of the Fund's shares, the Fund believes it should be able to exclude the entire Proposal under Rule 14a-8(i)(7).

Even if the Staff concludes that the entire Proposal may not be omitted pursuant to Rule 14a-8(i)(7), the Fund believes that the terms of the repurchase offers under the Proposal are excludable from the Fund's Proxy Materials, as the determination of the fixed interval for the repurchase offers ("at least semi-annually...") and the setting of the amount of each repurchase offer ("at least 10% of currently outstanding common shares") relates to the ordinary business operations of the Fund. The Staff has determined previously that the interval periods and amounts of repurchase offers by an interval fund relate to the conduct of a fund's ordinary business. See Templeton Dragon Fund (June 11, 1997) (fund may omit parts of a stockholder proposal to adopt interval fund structure relating to interval between repurchase offers and the amount of the repurchase offer). Additionally, Rule 23c-3(a)(3) requires a fund's board of directors to have the flexibility to set, in its discretion, the amount of a repurchase offer each time an offer is made. The Staff has stated previously that the determination of the repurchase offer amount relates to the conduct of the fund's ordinary business operations. Id.

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2. *Rule 14a-8(i)(2)—Violation of Law and Rule 14a-8(i)(6)—Absence of Power/Authority*

The rationale for excluding the Proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) is grounded in the fact that the Board has a fiduciary duty to act in the best interest of the Fund. Prior to submitting a proposal to the Fund's stockholders to approve the conversion, the Board is required, acting as a fiduciary, to conclude that operating as an interval fund under Rule 23c-3 is in the Fund's best interest. The Staff has stated in granting prior no-action relief that it believes directors have a federal fiduciary duty in considering interval fund status. See Growth Fund of Spain, Inc. (March 15, 1996).[3]

Rule 14a-8(i)(2)—Violation of Law

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal that would violate any state, federal or foreign law to which it is subject, including the 1940 Act.[4] If the Proponent intends the Proposal to require further action by the Board, including but not limited to, submitting a proposal to a stockholder vote to approve the conversion, the Proposal would cause the Board to violates its fiduciary duties under federal law as the Board has concluded that the conversion is not in the best interest of the Fund and its stockholders.

As a secondary matter, the Proposal's terms seek to require the Board to cause the Fund to make, at minimum, semi-annual repurchases of 10% of the Fund's shares. These provisions also preempt the Board's ability to exercise its discretion—as required explicitly by Rule 23c-3—to determine when Fund shares should be repurchased and the amount of each repurchase. The Staff has considered the possibility that a company may exclude proposals that may cause a board of directors to violate its fiduciary duties, even if part of the proposal may be precatory in nature. See Templeton Global Income Fund, Inc. (December 19, 1996).

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3 The Staff cites to the following precedent in its response to the fund's request for no-action assurance: Guide 2 of Form N-2, including footnote 5; footnote 88 to Section III.A of Chapter 11 of the Division of Investment Management United States Securities and Exchange Commission, Protecting Investors: A Half Century of Investment Company Regulation (May 1992); footnotes 61 and 62 to Investment Company Act Release No. 18869 (July 28, 1992) (proposing Rule 23c-3))

4 Section 36(a) of the 1940 Act authorizes the Commission to "bring an action in the proper district court of the United States...alleging that a person [serving an investment company in various capacities, including director] has engaged in...or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct...If such allegations are established, the court may enjoin such person from acting in any or all such capacities either permanently or temporarily and award such injunctive and other relief against such person as may be reasonable and appropriate in the circumstances...".

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Rule 14a-8(i)(6)—Absence of Power/Authority

Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal where it lacks the power or authority to implement the proposal. The Staff has considered and permitted the exclusion of a stockholder proposal if the proposal deals with a matter beyond the company's power to effectuate. See Alliance World Dollar Government Fund, Inc. (proposal to ask a closed-end fund's board to merge the fund into affiliated open-end fund was excludable) (October 19, 2006); International Business Machines Corp. (January 14, 1992).

The Board concluded at its February 25th meeting that, based on the facts relevant at the time of consideration, operating as an interval fund is not in the Fund's best interest. As such, it cannot, in the exercise of its fiduciary duties "take all steps necessary to adopt an interval fund structure," which would include submitting the terms of the Proposal to stockholders and making a recommendation to convert the Fund to an interval fund.[5] As a separate matter, even if the Board was able to make the necessary determination and submitted a properly constructed proposal to the Fund's stockholders, no assurance can be given that a sufficient number of stockholders would vote "FOR" the proposal. As such, under Rule 14a-8(i)(6), the Proposal may be excluded because the Fund lacks the power or authority to implement it.

3. *Rule 14a-8(i)(3)—Contrary to Other Proxy Rules or Regulations*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal or supporting statement—or portions thereof—if it is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-8(i)(9), which prohibits the inclusion of materially false or misleading statements in proxy materials. Under these rules, a company also can exclude a proposal—or language in a proposal—that is vague and indefinite. See T. Rowe Price Group, Inc. (January 15, 2003) (shareholder proposal to require company to provide investors with certain cost basis information could be omitted).

The Proposal is vague and indefinite in violation of Rule 14a-8(i)(3) because a stockholder of the Fund voting on the Proposal would not be able to determine with any reasonable certainty what is being voted on. The vagaries of the Proposal do not result from the terms under which the Proponent would have the Fund operate as a interval fund, but rather from the fact that the Board cannot submit the Proposal, as worded, for stockholder approval, as the terms of the Proposal are inconsistent with the Board's fiduciary duties and the regulatory requirements set forth in Rule 23c-3. If the Proposal, in its current form, was approved by the Fund's stockholders and then the Board reconsidered whether it was

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5 In addition to the necessary approval by a fund's board of directors, Rule 23c-3 requires separately that a "majority" (as defined in the 1940 Act) of the outstanding voting securities of a fund approve a fundamental investment policy pursuant to which the fund would operate as an interval fund.

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in the Fund's best interest to convert to an interval fund structure, it may conclude that the terms of the repurchase offers should be different from those contained in the Proposal. As such, the Board would then need to propose a fundamental investment policy under Rule 23c-3 that is materially different from the terms contained in the Proposal. The Staff has noted that in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991).

A. Resolution—Board Action Insufficient. The Proposal implies that Board action alone is sufficient to adopt an interval fund structure, and that the Board will otherwise take all necessary steps to adopt that structure. As noted above, Rule 23c-3 requires additional action, namely stockholder approval of the conversion. As a separate matter, the Proposal does not contemplate a result where, in the reasonable exercise of its business judgment, the Board concludes that an interval fund structure is not in the Fund's best interest. As such, the Proposal is both vague and indefinite and, as a result, excludable under Rule 14a-8(i)(3).

B. Supporting Statement—Discount Reduction. The supporting statement includes the following language: "*One proven way to reduce the discount is for the Fund to adopt an interval fund structure...*" (italics added). The Staff has taken the position that similar unequivocal language is false and misleading in the context of interval funds, as Rule 23c-3 contemplates multiple situations where repurchase offers may be suspended, postponed or otherwise limited by a fund's board. See Templeton Dragon Fund (June 11, 1987). In addition, there is no evidence provided by the Proponent that links a reduction in a fund's discount to the conversion to an interval fund structure, much less on the terms set forth in the Proposal. As such, the Fund believes that portion of the supporting statement may be omitted under Rule 14a-8(i)(3).

C. Supporting Statement—Inappropriate Comparisons to Other Interval Funds. The Proposal cites two other funds, The Asia Tigers Fund and The India Fund, as examples of interval funds that have smaller discounts than the Fund during the five-year period ended December 31, 2009 (together, the "Comparison Funds"). The Proposal then states that "*what has worked for The Asia Tigers Fund and The India Fund...will work for our Fund to reduce the discount and substantially increase shareholder value.*" (italics added)

The Proposal is silent on what sort of interval fund structures were adopted by the Comparison Funds and what repurchase offers have been approved by their boards of directors.[6] Although the Comparison Funds have operated with smaller discounts than the

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6 The Asia Tigers Fund and The India Fund have operated as interval funds in accordance with Rule 23c-3 since 2002 and 2003, respectively. The Asia Tigers Fund conducted quarterly repurchase offers until 2007, when it received stockholder approval to amend its fundamental policy to conduct semi-annual

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Fund over the last five years, it is materially misleading to draw a direct comparison from the operations of the Comparison Funds to the interval fund structure described in the Proposal. The Proposal would require the Fund to conduct at least semi-annual repurchases for at least 10% of its outstanding shares. Neither of the Comparison Funds has operated under that structure during the prior five years. In addition, The India Fund has conducted several rights offerings to raise additional capital, which has more than offset the amount of shares repurchased since 2003. There is no support for the Proposal's comparison between the Comparison Funds and the Fund, given their different interval fund structures, with respect to the purported effect on a fund's discount or any resulting increase in shareholder value. In fact, the Fund believes it is materially misleading to draw the comparison as the Fund's interval fund structure under the Proposal is materially different from the structures of the Comparison Funds. As such, the Fund believes that portion of the supporting statement may be omitted under Rule 14a-8(i)(3).

★ ★ ★

In accordance with Rule 14a-8(j), the Fund is contemporaneously notifying the Proponent, by copy of this letter and related exhibits, of its intention to omit the Proposal from its Proxy Materials. As detailed in the correspondence included in Exhibit B, the Fund has previously notified the Proponent of its intention to omit the Proposal and submit this request for no-action relief.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and the related exhibits to the Commission via email to shareholderproposals@sec.gov.

The Fund acknowledges the Staff's long-standing practice of issuing no-action responses that permit stockholders to make revisions that are minor in nature and do not alter the substance of the proposal. See Asia Pacific Fund, Inc. (July 22, 2004); Division of Corporate Finance Staff Bulletin No. 14 (July 13, 2001). If the Staff were to permit the Proponent to amend the Proposal to address the various grounds for exclusion discussed above, the Staff would be permitting the alteration of the substance of the Proposal. The Fund believes this would constitute a significant departure from the Staff's long-standing

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tender offers. One of the primary reasons the fund cited for the need to switch to semi-annual repurchases was the substantial reduction in the fund's asset base and increase in expense ratio. Except for the first year it operated as an interval fund, The Asia Tigers Fund has never offered to repurchase more than 5% of its then-outstanding shares. The India Fund has conducted semi-annual repurchase offers since its conversion to an interval fund. Except for the first repurchase offer in September 2003, the India Fund has never offered to repurchase more than 5% of its then-outstanding shares. In addition, since its conversion to an interval fund, The India Fund has conducted three substantial rights offerings in 2005, 2006 and 2009. Those rights offerings raised approximately $250 million, $448 million and $415 million, respectively.

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policy and practice. In the alternative, to the extent the Staff believes that minor revisions to the Proposal are possible, the Fund believes that any revised Proposal would continue to be excludable under Rule 14a-8(i)(10), given the Board's consideration of adopting an interval fund structure at its meeting on February 25, 2010.

If the Staff disagrees with the Fund's conclusions regarding the omission of the Proposal, or if any additional submissions are desired in support of the Fund's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 806.6049.

Very truly yours,

Stuart H. Coleman

Enclosures

NY 72597251v4

EXHIBIT A
STOCKHOLDER PROPOSAL

Walter S. Baer

The Swiss Helvetia Fund, Inc.
1270 Avenue of the Americas, Suite 400
New York, New York 10020
Attn: Secretary of the Fund

December 16, 2009

I have been the beneficial owner of shares of The Swiss Helvetia Fund, Inc. ("Fund") continuously for at least one year with a market value of at least $2000. I intend to hold these shares continuously until the next meeting of shareholders. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I hereby submit the proposal and supporting statement shown below for inclusion in the Fund proxy materials for the next meeting of shareholders. I intend to present this proposal personally or through an authorized representative at that meeting.

Please feel free to contact me by email or phone if representatives of the Fund or its Board of Directors would like to discuss this proposal.

Yours very truly,

Walter S. Baer

RESOLVED: The shareholders of The Swiss Helvetia Fund, Inc. ("Fund") ask the Board of Directors to take the steps necessary to adopt an interval fund structure, whereby the Fund will conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value (NAV).

SUPPORTING STATEMENT: During 2009, our Fund has significantly underperformed the overall Swiss market both on a share price and NAV basis. Moreover, the Fund's shares persistently trade at a double-digit discount from NAV, which has averaged more than 13% over the past five years. One proven way to reduce the discount is for the Fund to adopt an interval fund structure, in which the Fund conducts periodic tender offers for its shares at a price at or near NAV. This approach has been successfully implemented by other closed-end funds, such as The Asia Tigers Fund and The India Fund, whose discounts under interval fund structures have averaged below 6% over the same five-year period.

What has worked for The Asia Tigers Fund and The India Fund will, in my opinion, also work for our Fund to reduce the discount and substantially increase shareholder value.

EXHIBIT B
CORRESPONDENCE WITH PROPONENT

Walter S. Baer

The Swiss Helvetia Fund, Inc.
1270 Avenue of the Americas, Suite 400
New York, New York 10020
Attn: Secretary of the Fund

December 16, 2009

I have been the beneficial owner of shares of The Swiss Helvetia Fund, Inc. ("Fund") continuously for at least one year with a market value of at least $2000. I intend to hold these shares continuously until the next meeting of shareholders. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I hereby submit the proposal and supporting statement shown below for inclusion in the Fund proxy materials for the next meeting of shareholders. I intend to present this proposal personally or through an authorized representative at that meeting.

Please feel free to contact me by email or phone ( ) if representatives of the Fund or its Board of Directors would like to discuss this proposal.

Yours very truly,

Walter S. Baer

RESOLVED: The shareholders of The Swiss Helvetia Fund, Inc. ("Fund") ask the Board of Directors to take the steps necessary to adopt an interval fund structure, whereby the Fund will conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value (NAV).

SUPPORTING STATEMENT: During 2009, our Fund has significantly underperformed the overall Swiss market both on a share price and NAV basis. Moreover, the Fund's shares persistently trade at a double-digit discount from NAV, which has averaged more than 13% over the past five years. One proven way to reduce the discount is for the Fund to adopt an interval fund structure, in which the Fund conducts periodic tender offers for its shares at a price at or near NAV. This approach has been successfully implemented by other closed-end funds, such as The Asia Tigers Fund and The India Fund, whose discounts under interval fund structures have averaged below 6% over the same five-year period.

What has worked for The Asia Tigers Fund and The India Fund will, in my opinion, also work for our Fund to reduce the discount and substantially increase shareholder value.

WALTER S. BAER

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RETURN RECEIPT
REQUESTED

The Swiss Helvetia Fund, Inc.
1270 Avenue of the Americas, #400
New York, NY 10020
Attn: Secretary of the Fund

10020+1702

E*TRADE FINANCIAL

E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

www.etrade.com
Member FINRA/SIPC

December 21, 2009

Walter Baer

Re: E*TRADE Securities Account Walter Baer Revocable Trust

Dear Mr. Baer,

This letter is in response to your request received on December 15, 2009, for written confirmation of your ownership of Swiss Helvetica Fund (SWZ) shares in the above referenced E*TRADE Securities Trust Account.

Please allow this letter to serve as confirmation that Walter Baer is beneficial owner of shares of Swiss Helvetica Fund (SWZ) with a market value of over $2,000.00 as of Friday's market close (December 18, 2009). We can also confirm that Mr. Baer has owned these shares continuously for at least one year prior to October 30, 2009.

Need help or have additional questions? Feel free to visit our Online Service Center 24 hours a day, 7 days a week. You can quickly find the answer to common questions, track the progress of your service requests, and service your accounts with the click of your mouse. Please visit https://us.etrade.com/e/t/welcome/oscinstructions, or simply type your keywords or questions in the search box on the top right of our website and click "Go".

E*TRADE is committed to providing quality customer service. Should you have any further questions, please contact a Financial Service Associate at 1.800.387.2331, 7:00 am to midnight (ET) seven days a week.

Sincerely,

Mona Travers
Correspondence Specialist
E*TRADE Securities LLC

12/28/09

Attached is a letter confirming my beneficial ownership of SWZ shares in connection with my shareholder proposal dated 12/16/09

Walter Baer

Walter S. Baer

STROOCK

BY OVERNIGHT MAIL

January 8, 2010

Mr. Walter S. Baer

Re: The Swiss Helvetia Fund, Inc.

Dear Mr. Baer:

I am writing on behalf of The Swiss Helvetia Fund, Inc. (the "Fund"), which received on December 28, 2009, your stockholder proposal for consideration at the Fund's 2010 Annual Meeting of Stockholders (the "Proposal"). The Proposal, in the form received on that date, contained procedural deficiencies that Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder's proposal was submitted. The Fund's stock records do not indicate that you are the record owner of sufficient shares for an appropriate period of time to satisfy that requirement.

As you are aware, the Proposal received on December 28, 2009 did not include any proof of your ownership of any shares of the Fund. On January 4, 2010, we received a letter from E*TRADE Financial attempting to verify your ownership of Fund shares in accordance with the requirements under Rule 14a-8(b). The proof of ownership submitted by E*TRADE Financial, on your behalf, does not satisfy Rule 14a-8's ownership requirements as of the date the Proposal was submitted (your letter was dated December 16, 2009, but postmarked December 25, 2009). Instead, it references a date of October 30, 2009. In addition, although the E*TRADE Financial letter refers to a ticker symbol that is the same ticker symbol as the Fund's (SWZ), the fund referred to in the letter is the "Swiss Helvetica Fund." There is no proof provided in this letter that your own shares—beneficially or of record—of "The Swiss Helvetia Fund, Inc." Accordingly, the E*TRADE Financial letter does not demonstrate that you continuously owned the requisite number of shares of the Fund for a period of one year as of the date you submitted the proposal.

To remedy these defects, you must submit written proof of your ownership of the Fund's shares in satisfaction of all of the requirements of Rule 14a-8(b). It does not appear that you have filed a Schedule 13D, 13G, Form 3, Form 4 or Form 5, or any amendments thereto, with respect to your ownership of the Fund's shares, thus the "record" holder of your shares must provide sufficient proof of your share ownership. As explained in Rule 14a-8(b)(2), sufficient proof may be in the form of a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, at the time you submitted your Proposal, you continuously held the securities for at least one year.

NY 72487753v2

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to the Secretary of the Fund at The Swiss Helvetia Fund, Inc., 1270 Avenue of the Americas, Suite 400, New York, New York 10020.

In addition to this letter outlining the procedural deficiencies of the Proposal, we will be sending you a subsequent letter outlining certain substantive reasons under Rule 14a-8 that we believe would permit the Fund to exclude the Proposal from its proxy statement to stockholders in connection with the 2010 Annual Meeting of Stockholders.

If you have any questions with respect to the foregoing, please contact me at 212.806.6049.

Sincerely,

Stuart H. Coleman

cc: Rudolf Millisits, Chief Executive Officer of the Fund
Samuel B. Witt, III, Esq., Chairman of the Board of Directors of the Fund
William G. Farrar, Esq., Counsel to the Independent Directors of the Fund

NY 72487753v2

STROOCK & STROOCK & LAVAN LLP · NEW YORK · LOS ANGELES · MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

E*TRADE
FINANCIAL

E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

www.etrade.com
Member FINRA/SIPC

January 12, 2010

Walter Baer

The Swiss Helvetica Fund, Inc.
1270 Avenue of the Americas, Ste 400
New York, NY 10020
Attn: Secretary of the Fund

Re: E*TRADE Securities Account Walter Baer Revocable Trust

Dear Mr. Baer,

Please allow this letter to serve as confirmation that the attached letter is a correction of the previous confirmation of ownership letter dated December 21, 2009 regarding shares of The Swiss Helvetica Fund, Inc. (SWZ) held in the above referenced account. Please accept our apologies for any inconvenience you may have experienced.

E*TRADE is committed to providing quality customer service. Should you have any further questions, please contact a Financial Service Associate at 1.800.387.2331, 7:00 am to midnight (ET) seven days a week.

Sincerely,

Mona

Mona Travers
Correspondence Specialist
E*TRADE Securities LLC

E*TRADE FINANCIAL

E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

www.etrade.com
Member FINRA/SIPC

January 12, 2010

Walter Baer

The Swiss Helvetica Fund, Inc.
1270 Avenue of the Americas, Ste 400
New York, NY 10020
Attn: Secretary of the Fund

Re: E*TRADE Securities Account ****4251; Walter Baer Revocable Trust

Corrected Letter

Dear Mr. Baer,

This letter is in response to your request received on December 15, 2009, for written confirmation of your ownership of The Swiss Helvetica Fund, Inc. (SWZ) shares in the above referenced E*TRADE Securities Trust Account.

Please allow this letter to serve as confirmation that Walter Baer is beneficial owner of shares of The Swiss Helvetica Fund, Inc. (SWZ) with a market value of over $2,000.00 as of Friday's market close (December 18, 2009). We can also confirm that Mr. Baer has owned these shares continuously for at least one year prior to December 16, 2009.

Need help or have additional questions? Feel free to visit our Online Service Center 24 hours a day, 7 days a week. You can quickly find the answer to common questions, track the progress of your service requests, and service your accounts with the click of your mouse. Please visit https://us.etrade.com/e/t/welcome/oscinstructions, or simply type your keywords or questions in the search box on the top right of our website and click "Go".

E*TRADE is committed to providing quality customer service. Should you have any further questions, please contact a Financial Service Associate at 1.800.387.2331, 7:00 am to midnight (ET) seven days a week.

Sincerely,

Mona Travers
Correspondence Specialist
E*TRADE Securities LLC

STROOCK

January 22, 2010

Stuart H. Coleman
Direct Dial 212.806.6049
Direct Fax 212.806.9049
scoleman@stroock.com

Mr. Walter S. Baer

Re: <u>The Swiss Helvetia Fund, Inc.</u>

Dear Mr. Baer:

I am writing to inform you of deficiencies that will permit our client, The Swiss Helvetia Fund, Inc. (the "Fund"), to exclude from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (together, the "2010 Proxy Materials") your proposal received by the Fund on December 28, 2009 (the "Proposal"). In an effort to conserve the time and resources of the staff of the Securities and Exchange Commission (the "SEC") and to avoid unnecessary costs to the Fund and its stockholders, we advise you of these defects in advance of our deadline to submit the Fund's no-action request to exclude the Proposal from the 2010 Proxy Materials to permit you either to withdraw the Proposal or correct it, where you believe possible.

The Proposal

The Proposal would require the Fund's Board of Directors (the "Board") "to take the steps necessary to adopt an interval fund structure, whereby the Fund will conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value (NAV)." The only way for the Fund lawfully to conduct the periodic repurchases you contemplate is for it to comply with Rule 23c-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Proposal contains elements not permitted by Rule 23c-3.

The principal problem with the Proposal arises because the Board is required, acting as a fiduciary, to conclude that operating as an interval fund under Rule 23c-3 is in the Fund's best interest. The Proposal would strip impermissibly the Board of its discretion to make this judgment and to make similar necessary judgments about the frequency of repurchase offers and their respective amounts.

Rule 23c-3 also requires separately that the Fund's stockholders (based on the larger vote commonly known as a "1940 Act Majority Vote") approve a fundamental investment policy permitting the Fund to operate as an interval fund. This policy may not be submitted for stockholder approval unless and until the Board has made the determination described above. The Board has not made that determination and it may not do so in the future because, based on the facts relevant at the time of consideration, the Board may properly and reasonably conclude that operating as an interval fund is not in the Fund's best interest. As a separate matter, even if the Board was able to make the necessary determination and submitted a properly constructed proposal to the Fund's stockholders, no assurance can be given that a sufficient number of stockholders would vote "FOR" the proposal.

In addition, the Proposal seeks to require the Board to cause the Fund to make, at minimum, (i) semi-annual repurchases of (ii) 10% of the Fund's shares. These provisions also preempt the Board's ability to exercise its discretion—as required by Rule 23c-3—to determine when Fund shares should be repurchased and the amount of each repurchase.

Reasons to Exclude the Proposal

The Proposal, as worded, can be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i) for the following principal reasons:

Rule 14a-8(i)(7)—Management Functions. Rule 14a-8(i)(7) permits the Fund to exclude the Proposal because it deals with a matter relating to its ordinary business operations.[1] The decision whether to repurchase shares of the Fund's outstanding common stock (that is, the decision to adopt an interval fund structure) is an integral part of the Fund's capital management and clearly a matter relating to its ordinary business.[2]

Similarly, the SEC has determined that the terms of the repurchase offers that the Fund would be required to conduct pursuant to Rule 23c-3 fall within the ordinary business operations of the Fund.[3]

Rule 14a-8(i)(2)—Violation of Law. Pursuant to Rule 14a-8(i)(2), the Fund can exclude proposals that would violate any state, federal or foreign law to which it is subject,

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1 Amendments to Rules on Shareholder Proposals, Securities Exchange Act Release No. 23200, 1998 WL 254809 (May 21, 1998).

2 The Division of Corporate Finance has taken the view that stockholder proposals requesting companies to implement share repurchase programs, offer to repurchase and exchange one class of common stock for another, and redeem preferred stock were excludable under Rule 14a-8(i)(7). See, for example, Medstone International, Inc., 2003 WL 2013182, SEC No-Action Letter (May 1, 2003) (exclusion of proposal to implement share repurchase program), Vishay Intertechnology, Inc., 2009 WL 890016, SEC No-Action Letter (March 23, 2009) (exclusion of proposal to have company make irrevocable exchange offer), and Cleco Corporation, 2003 WL 194455, SEC No-Action Letter (January 21, 2003) (exclusion of proposal to redeem all outstanding shares of preferred stock).

3 Templeton Dragon Fund, Inc., 1997 SEC No-Act. Letter LEXIS 675 (June 11, 1997).

including Delaware state law and the 1940 Act. The defects identified above are cause to exclude the Proposal under Rule 14a-8(i)(2).

Rule 14a-8(i)(3)—Violation of Proxy Rules and Rule 14a-9—False or Misleading Statements. Pursuant to Rule 14a-8(i)(3), the Fund can exclude a proposal or supporting statement if the proposal or supporting statement—or portions thereof—is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Under these rules, the Fund also can exclude a proposal—or language in a proposal—that is vague and indefinite.[4]

Certainly, directing the Board to take action it lawfully cannot take constitutes such grounds. Similarly, language in the supporting statement—including its failure to identify circumstances where repurchase offers may be suspended, postponed or otherwise limited by the Fund's Board—renders portions of the supporting statement "false and misleading."[5]

* * *

We urge you to consider our position and to consult as you deem necessary with your own advisers, recognizing that we are not your counsel. We are voluntarily providing you with the opportunity to make any revisions to the Proposal, in light of the Fund's views, as you feel appropriate. Please notify us no later than February 1, 2010 of any revisions to the Proposal, as we will need to take them into consideration should the Fund decide to file a no-action request with the SEC. We will evaluate any revisions or amendments to the Proposal in light of public SEC guidance on amendments to stockholder proposals under Rule 14a-8, and, on behalf of the Fund, take such action as the Board and management believe is appropriate.

Very truly yours,

Stuart H. Coleman

cc: Rudolf Millisits, Chief Executive Officer of the Fund
Samuel B. Witt, III, Esq., Chairman of the Board of Directors of the Fund
William G. Farrar, Esq., Counsel to the Independent Directors of the Fund

4 T. Rowe Price Group, Inc., 2003 WL 161102, SEC No-Action Letter (January 15, 2003) (permitting the company to exclude a proposal that was vague and indefinite, whereby stockholders voting on the proposal would not be able to determine with reasonable certainty what is being voted on).

5 Templeton Dragon Fund, Inc., 1997 SEC No-Act. Letter LEXIS 675 (June 11, 1997).

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

Walter S. Baer

Stuart H. Coleman
Stroock, Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

January 29, 2010

Dear Mr. Coleman:

I am responding to your letter of January 22, 2010 alleging "deficiencies" in my shareholder proposal of December 16, 2009 submitted to The Swiss Helvetia Fund, Inc. ("Fund"), and advising me "either to withdraw the Proposal or correct it, where you believe possible."

I first want to restate what I said in my earlier letter emailed on January 9, 2010: "I hope that we will be able to work together to perfect the wording of my proposal, if necessary, or otherwise resolve such issues without unnecessarily bothering the SEC or burdening the Fund's shareholders with further legal expenses." I would very much like to do this, but your January 22 letter seems to misconstrue entirely the nature of my proposal.

You say my proposal "would require the Fund's Board of Directors (the "Board") to take the steps necessary to adopt an interval fund structure, ..." In fact, my proposal (copy attached) says "The shareholders ... ask the Board of Directors to take the steps necessary to adopt an interval fund structure, ..." The words *ask* and *require* have quite different meanings, and my use of the word "ask" should clearly indicate that this is a precatory proposal for the Board's consideration. However, if you think the word "ask" is unclear or too belligerent, I would be willing to substitute "request" for "ask" in the proposal.

Let me now turn to the three "Reasons to Exclude the Proposal" stated in your letter:
<u>Management Functions</u>. "Rule 14a-8(i)(7) permits the Fund to exclude the Proposal because it deals with a matter relating to its normal business operations." It is hard for me to believe that anyone would seriously consider adoption of an interval fund structure to be an ordinary business operation; but if that is your position, I certainly dispute it.

<u>Rule 14a-8(i)(2) - Violation of Law</u>. I assume this refers to your misconstruing the proposal as *requiring* Board action, which I've discussed above. Otherwise, I have no idea what law(s) you believe would be violated, or why, so I have no idea how to respond.

<u>Rule 14a-8(i)(3) – Violation of Proxy Rules and Rule 14a-9 – False or Misleading Statements</u>
Your letter doesn't identify what wording in the proposal or supporting statement you find objectionable. If you did so indicate, I'd try to respond with the goal of finding language that is mutually acceptable. Please feel free to call me at if you think further discussion could help us reach that goal.

Sincerely,

Walter S. Baer

Proposal submitted to The Swiss Helvetia Fund, Inc. on December 16, 2009

RESOLVED: The shareholders of The Swiss Helvetia Fund, Inc. ("Fund") ask the Board of Directors to take the steps necessary to adopt an interval fund structure, whereby the Fund will conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value (NAV).

SUPPORTING STATEMENT: During 2009, our Fund has significantly underperformed the overall Swiss market both on a share price and NAV basis. Moreover, the Fund's shares persistently trade at a double-digit discount from NAV, which has averaged more than 13% over the past five years. One proven way to reduce the discount is for the Fund to adopt an interval fund structure, in which the Fund conducts periodic tender offers for its shares at a price at or near NAV. This approach has been successfully implemented by other closed-end funds, such as The Asia Tigers Fund and The India Fund, whose discounts under interval fund structures have averaged below 6% over the same five-year period.

What has worked for The Asia Tigers Fund and The India Fund will, in my opinion, also work for our Fund to reduce the discount and substantially increase shareholder value.

STROOCK

March 2, 2010

Stuart H. Coleman
Direct Dial 212.806.6049
Direct Fax 212.806.9049
scoleman@stroock.com

Mr. Walter S. Baer

Re: The Swiss Helvetia Fund, Inc.

Dear Mr. Baer:

I am writing to inform you that the Board of Directors (the "Board") of The Swiss Helvetia Fund, Inc. (the "Fund") met on February 25, 2010 to consider the substance of your proposal received by the Fund on December 28, 2009 (the "Proposal"), which has been the topic of our correspondence over the last several weeks.

As a matter of process, before the Fund could convert to an interval fund, two sequential steps must occur: first, the Board must conclude that it is in the best interest of the Fund and its stockholders to do so and, second, the necessary stockholder approval must be sought and obtained.[1] Accordingly, the Board determined that light of the pendency of the preparation of the Fund's proxy statement for its 2010 Annual Meeting of Stockholders, it should consider your Proposal as if it (i) had been submitted to and approved by the Fund's stockholders at the 2010 Annual Meeting of Stockholders and (ii) did not contain any of the deficiencies we identified previously. Doing so would enable the Fund to include a non-precatory proposal in its proxy statement if the Board determined that converting to an interval fund was in the best interest of the Fund and its stockholders.

At its meeting on the 25th, at which it was assisted by Fund counsel, the Board took the first necessary step and considered converting to an interval fund. After considerable discussion and review of materials prepared specifically for the meeting, including information prepared by an independent third party financial services firm engaged by the Fund, the Directors concluded that conversion to an interval fund, including pursuant to the terms contained in your Proposal, was not in the best interest of the Fund and its stockholders.

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1 Under the applicable rules of the Securities and Exchange Commission, implementation of an interval fund structure requires the adoption of a "fundamental investment policy," which requires stockholder approval subsequent to the necessary Board determinations.

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

Rule 14a-8(i)(10) under the Securities and Exchange Act of 1934, as amended, permits the Fund to omit a stockholder proposal from its proxy statement where the proposal has been rendered moot. To be rendered moot, a proposal must have been "substantially implemented by the issuer." Given the regulatory process and the Board's conclusions, we believe that the Proposal has been substantially implemented: the Board has acted precisely as requested in the Proposal, although the outcome of its deliberations is not what you desired.

* * *

Accordingly, the Fund and the Board respectfully request that you formally withdraw the Proposal by notice to our firm or to the Fund no later than March 8, 2010. If we do not receive a formal withdrawal by that date, we will submit a request for no-action relief to the Securities and Exchange Commission to permit the Fund to omit the Proposal from its proxy statement for the 2010 Annual Meeting of Stockholders.

Very truly yours,

Stuart H. Coleman

cc: Rudolf Millisits, Chief Executive Officer of the Fund
Samuel B. Witt, III, Esq., Chairman of the Board of Directors of the Fund
William G. Farrar, Esq., Counsel to the Independent Directors of the Fund

NY 72604214v5

Runyan, Nicole M.

From: WS Baer

Sent: Wednesday, March 03, 2010 6:49 PM

To: Runyan, Nicole M.

Cc: Ruedi Millisits; Sam Witt; William G.Farrar; Coleman, Stuart H.

Subject: Re: The Swiss Helvetia Fund, Inc.

Dear Ms. Runyan,

This message is to acknowledge receipt of the letter from Stuart H. Coleman dated March 2, 2010. This is in fact the third letter I have received from Mr. Coleman since I submitted a stockholder proposal to The Swiss Helvetia Fund, Inc. in December, 2009. Each letter has alleged different "deficiencies" in my proposal, and the last two have requested that I withdraw the proposal before the Fund requests a no-action letter from the SEC to omit it from the Fund's proxy statement for the 2010 Annual Meeting of Stockholders.

I don't agree that the points raised in Mr. Coleman's letters should validly disqualify my proposal from being considered by the Fund's stockholders, and I intend to dispute any no-action request by the Fund. However, I am going out of the country on vacation the day after tomorrow, March 5, and will have only sporadic (if any) access to email until I return on March 24. Consequently, if the Fund submits a no-action request while I am away, I would appreciate having this email message included with the documentation for that request. I will then pursue the matter further upon my return.

Sincerely,

Walter S. Baer

EXHIBIT C
MINUTES OF SPECIAL BOARD MEETING TO CONSIDER PROPOSAL

MINUTES OF A SPECIAL TELEPHONIC MEETING
OF THE BOARD OF DIRECTORS OF
THE SWISS HELVETIA FUND, INC.
FEBRUARY 25, 2010

A special telephonic meeting of the Board of Directors (the "Board") of The Swiss Helvetia Fund, Inc. (the "Fund") was held upon notice duly given at approximately 10:30 a.m. on Thursday, February 25, 2010. The following individuals were present for all or part of the meeting.

Samuel B. Witt, III	Chairman of the Board and Director
Jean-Marc Boillat	Director
Richard A. Brealey	Director
Alexandre de Takacsy	Director and President
Claude W. Frey	Director
Michael Kraynak, Jr.	Director
Didier Pineau-Valencienne	Director
Stephen K. West	Director
Rudolph Millisits	Chief Executive Officer & Treasurer
Edward J. Veilleux	Vice President and Secretary
Stuart H. Coleman	Partner, Stroock & Stroock & Lavan LLP, Counsel to the Fund
Nicole M. Runyan	Associate, Stroock & Stroock & Lavan LLP, Counsel to the Fund
Frederic Hottinger	Chairman of the Board, Hottinger Capital Corp

All participants confirmed that they could hear and be heard by the other participants.

Mr. Witt acted as Chairman and Mr. Veilleux acted as Secretary.

Consideration of Stockholder Proposal to Adopt Interval Fund Structure

Mr. Witt asked Mr. Coleman to discuss the materials that had been sent to the Board in advance of the meeting. Mr. Coleman referred the Directors to a series of letters between him and Walter S. Baer, a stockholder of the Fund, including Mr. Baer's initial letter sent to the Fund. He said that Mr. Baer's December 16, 2009 letter asked that a proposal be included in the Fund's proxy materials for its annual stockholder meeting in June 2010. He said that the proposal asked the Board to take the necessary steps to adopt an interval fund structure whereby the Fund would conduct periodic tender offers for Fund shares. He said that the proposal specified that the tender offers be made on at least a semi-annual basis, that each tender offer would be for at least 10% of the Fund's outstanding shares and that each tender offer would be for a price of at least 98% of the Fund's net asset value per share.

Mr. Coleman said that he had sent two letters to Mr. Baer in response to his request. He said that his January 8, 2010 letter advised Mr. Baer that, in order for the Board to consider his request, Mr. Baer would have to provide proof of his continuous ownership of a sufficient amount of the Fund's shares for at least a year as of the date his proposal was submitted to the Fund. He advised the Directors that Mr. Baer had subsequently submitted, in a timely fashion, the required proof in response to the request. Mr. Coleman said that his January 22, 2010 letter to Mr. Baer detailed several deficiencies in the proposal, which Fund Counsel and Counsel to the Non-interested Directors believed would permit the Fund to seek no-action relief from the staff of the Securities and Exchange Commission ("SEC") to omit the proposal from the Fund's 2010 proxy materials. He said that the proposal would unlawfully place constraints on the Board's fiduciary duties in determining whether the Fund should operate as an interval fund and would impermissibly strip the Board of its discretion in determining the various components of any tender offers, including their frequency and amounts. He said that his letter to Mr. Baer also noted that the adoption of an interval fund structure would require the adoption of a fundamental investment policy by the Fund, which would have to be approved by the Fund's stockholders. Mr. Coleman said that his letter recited the regulatory provisions under which the Board could exclude Mr. Baer's proposal from the Fund's proxy and invited Mr. Baer to make revisions to his proposal in light of the contents of the letter.

Mr. Coleman then directed the Board to a copy of Mr. Baer's January 29, 2010 response. He said that Mr. Baer had not made any changes to his proposal and had only reiterated his view that the proposal was precatory in nature (i.e. the proposal "asked" the Board to undertake certain considerations, and did not mandate a conversion to an interval fund structure). In response to a question, Mr. Coleman noted that stockholders, including Mr. Baer, could not compel the Board to propose the adoption of an interval fund structure if the Board determined it was not in the Fund's or its stockholders' best interests.

Mr. Coleman briefly discussed Mr. Baer's history of activism with respect to other funds and proposals. He noted that Mr. Baer had submitted several proposals over the last two calendar years, focusing on, in substance, converting closed-end funds to open-end funds. He also noted the Counsel to the Non-interested Directors was aware of at least two other funds that had received identical proposals from Mr. Baer for inclusion in their 2010 proxy materials. A discussion ensued about Mr. Baer's motivations for sending identical proposals to multiple fund families and whether his interests were aligned with those of the Fund's long-term stockholders.

Mr. Coleman then referred the Directors to memoranda prepared by Fund Counsel that were included in the materials sent to the Board in advance of the meeting. He reviewed the materials and described the structure and regulatory requirements of an interval fund, including the necessary board determinations and the process involved in converting from a closed-end fund to an interval fund, including the approval of a fundamental investment policy by a fund's stockholders. He also reviewed the components of a repurchase offer, the requirements for stockholder notification, and the requirements for a fund to maintain liquidity to finance the repurchases.

He reminded the Directors that closed-end funds' ability to raise additional capital after their initial public offerings was limited to secondary offerings (if a fund's shares were trading at a premium) or rights offerings . Mr. Coleman noted that adoption of an interval fund structure, in the absence of an ability to raise additional capital, could be viewed as a protracted liquidation of a fund. He then described the risks associated with interval funds, as outlined in the materials, including a fund's inability to replace the assets that would be lost through cash payments to tendering stockholders and the difficulties faced by an advisor in managing a fund with periodic tender offers (including the tax consequences of liquidating portfolio securities to raise cash to finance the repurchases, the need to manage the cash pending payment to tendering stockholders, and the possibility that a fund would not be able to take advantage of investment opportunities when they arose). He also noted that the resulting reduction in fund assets would inevitably result in an increase in the fund's expense ratio. Mr. Coleman noted that the Fund had conducted only three rights offerings in its 23-year history and that the nature of the Swiss market might make it difficult for the Fund to conduct rights offerings with greater frequency or while the Fund's shares traded at a premium. He noted that Switzerland, unlike India (for example), allowed open access to its securities markets.

Mr. Coleman said that a purported benefit of interval funds was that they traded at a reduced discount to net asset value. He said that the claim was not borne out by empirical evidence. He directed the Board to the materials prepared by UBS which indicate that there was little evidence that periodic tender offers had any long term impact on a fund's shares trading at a discount to its net asset value and said that a significant reduction in fund assets could result in an advisor determining that managing the fund was no longer sufficiently profitable. He said that should an advisor choose not to continue to manage a fund under such circumstances, the small size of the fund might make it difficult for a board to find a replacement manager.

Mr. West reviewed with the Board the several discussions and presentations in the past concerning discounts in the closed-end fund market generally and the Fund's discount in particular. He reminded the Board that eliminating the Fund's discount was not a fiduciary duty of the Board. Mr. West continued by noting that proposals geared towards reducing a fund's discount, such as Mr. Baer's, were largely made by short-term investors who wanted the ability to sell their shares from time to time at a price that approximated net asset value. He said that previous Board actions, including the Fund's share repurchase programs over the last ten years, were more beneficial to the Fund's stockholders, as the accretion to the Fund's net asset value was distributed in a more equitable fashion. A discussion ensued, during which it was noted that, as the Fund's expense ratio increased, it was expected that its discount also would increase, as the attractiveness of investing in the Fund waned.

Mr. Millisits then reviewed the materials the Advisor had distributed to the Board in advance of the meeting. He described the impact on the Fund's assets and expense ratio that would result from a series of tender offers in a variety of market scenarios, including on the terms proposed by Mr. Baer. Mr. Millisits reviewed the Fund's assets and expense ratio, assuming the implementation of Mr. Baer's proposal, over a three-year period. He pointed out that the Fund's assets would be reduced by almost half by the end of the third year, with almost a 50 basis point increase in the expense ratio. He stated that it would become increasingly difficult to manage the Fund according to its investment objective and principal investment strategies, citing the negative tax consequences, especially in light of the embedded long-term capital gains in the Fund's portfolio.

Mr. Coleman continued by referring back to the UBS materials that included information on the use and effect of tender offers in the closed-end fund market and included specific case studies on certain interval funds, including some funds that had sought stockholder approval to convert from closed-end funds to interval funds. Mr. Coleman noted that the materials showed that the repurchase offers had not had any long-term impact on the level of the funds' discounts to their net asset values.

A discussion ensued concerning the two interval funds cited in Mr. Baer's proposal (The India Fund and The Asia Tigers Fund), and their similarities to and differences from the Fund.

Mr. Coleman concluded by advising the Directors that, at the Board's direction, he would inform Mr. Baer of the Board's determinations at the meeting. He noted that if the Board concluded it was not in the best interest of the Fund and its stockholders to convert to an interval fund, he would advise Mr. Baer of that finding and ask Mr. Baer to formally withdraw his proposal. If, however, the Board concluded it was advisable to proceed to convert to an interval fund structure, he noted that the Board would need to submit such a proposal to the Fund's stockholders for their approval. Mr. Coleman stated that, assuming the Board concluded it was not advisable to convert the Fund to an interval fund, if Mr. Baer refused to withdraw his proposal, the Fund would seek no-action relief from the SEC permitting it to omit Mr. Baer's proposal from its 2010 proxy materials based on the fact that the Board had already substantially implemented the proposal.

After further discussion and upon motion duly made and seconded, the following resolution was unanimously adopted:

> WHEREAS, the Board of Directors (the "Board") of The Swiss Helvetia Fund, Inc. (the "Fund") received a proposal (the "Proposal") from a stockholder for inclusion in the Fund's proxy materials for its 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"); and
>
> WHEREAS, although the Board believes the Proposal could be omitted from its 2010 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Board has agreed to consider the Proposal as if it (i) had been submitted to and approved by the Fund's

stockholders at the 2010 Annual Meeting of Stockholders and (ii) did not contain any of the deficiencies discussed at this meeting or otherwise identified by Fund Counsel.

NOW, THEREFORE BE IT RESOLVED, that the Board, after careful consideration, hereby determines that the conversion of the Fund to an interval fund structure upon the terms discussed at this meeting, including the terms set forth in the Proposal, is not in the best interests of the Fund or its stockholders and is therefore not approved; and be it further

RESOLVED, that Fund Counsel is hereby authorized to notify Mr. Walter S. Baer of the Board's determinations, in the manner discussed at this meeting.

Other Business

The Chairman then asked if there was any other business and there was none. Following discussion, the meeting was adjourned. The next meeting of the Board of Directors was scheduled for Wednesday, March 17, 2010 at the offices of Hottinger & Cie in Geneva, Switzerland at 2:30 p.m., Switzerland time.

Respectfully submitted,

Edward J. Veilleux
Secretary

Walter S. Baer

April 12, 2010

Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

I am writing in opposition to the request for no-action relief dated April 2, 2010 from Stuart H. Coleman, Outside Counsel to The Swiss Helvetia Fund, Inc. (the "Fund"), which seeks no-action relief from the Commission to omit from the Fund's proxy materials a shareholder proposal I submitted to the Fund on December 16, 2009. I am a long-term investor in the Fund and have continuously owned shares worth more than $2000 since 2002. My proposal, a copy of which is attached, seeks a vote at the next meeting of shareholders to "ask the Board of Directors to take the steps necessary to adopt an interval fund structure, whereby the Fund will conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value (NAV)."

The basic logic for excluding my proposal is fundamentally flawed.
The "Primary Grounds" stated in the Fund's request for no-action relief is that my proposal has been "substantially implemented," since the Fund's Board of Directors considered the proposal on February 25 and formally rejected it. Yet the Board appears to have neither sought nor received any shareholder input (except for mine) when it rejected the interval fund concept.

The whole point of my precatory proposal is to seek the shareholders' views on adopting an interval fund structure, which I believe would reduce the discount at which Fund shares trade and thus increase their value to benefit all shareholders. If a substantial majority of voting shares favor the proposal, I would hope that the Board would then consider it seriously, even if it is not obligated to do so. But to summarily reject the proposal to avoid learning what the shareholders themselves think of it doesn't seem consonant with the Board's fiduciary responsibilities to act in the shareholders' as well as the Fund's best interest.

More disturbingly, this approach to blocking an unwelcome proposal would set an unfortunate precedent for other shareholder proposals if it were allowed to prevail. The reasoning in the no-action request implies that any shareholder precatory proposal, on any subject whatsoever, can be "considered" by the Board, rejected, and thereby rendered moot so that it can be omitted from the fund's proxy materials. This would seem to vitiate completely the rationale for most precatory proposals, which is to give the shareholders themselves an opportunity to express their own views on a relevant matter so as to inform the Board and management. Instead, a fund or corporate Board could simply take preemptory action to eliminate, in the words of the no-action request, "the cost and burden of seeking a stockholder vote on the Proposal."

The "Additional Grounds" stated for excluding my proposal are weak and scattered. Because I believe the "substantially implemented" argument is fundamentally unsound, I will comment only briefly on the other reasons for exclusion contained in the Fund's request for no-action relief. The first of these is that my proposal "deals with a matter relating to the company's ordinary business operations." As I previously stated in my response to Mr. Coleman's letter of January 22, it is hard for me to me to believe that he or the Fund would seriously consider adoption of an interval fund structure to be an ordinary business operation. In fact, footnote 3 of the no-action request points out that adopting an interval fund would require majority shareholder approval at another meeting – hardly an ordinary business operation.

The second group of "Additional Grounds" alleges "Violation of Law" because my proposal would "require" the Fund or its Board to take various further actions. Of course, this or any other precatory proposal doesn't require the Fund or Board to do anything, even if shareholders vote for it by a ten-to-one margin. A favorable vote should send a message to the Board, however, that the shareholders want some action taken to enhance shareholder value, such as the interval fund proposed here.

The third group of "Additional Grounds" objects to specific language in my proposal and/or supporting statement. I believe my statements are accurate and not misleading; but recognizing that the Fund might take issue with some specific wording, I said in my December 16, 2009 letter: "Please feel free to contact me by email ... or phone ... if representatives of the Fund or its Board of Directors would like to discuss this proposal." My email response to Mr. Coleman's first letter (January 8, 2010) said: "I hope that we will be able to work together to perfect the wording of my proposal, if necessary, or otherwise resolve such issues without unnecessarily bothering the SEC or burdening the Fund's shareholders with further legal expenses." (A copy of my January 9, 2010 email response is attached, since it was not included in the Exhibits to the Fund's no-action request.) My January 29 response to Mr. Coleman's second letter (January 22, 2010) repeated the same sentence in the hope that we could amicably work out acceptable wording.

However, neither the Fund nor its Outside Counsel made any serious effort to work with me constructively to perfect wording or resolve other issues. No one from the Fund or its Board has contacted me. Mr. Coleman's only contacts have been the three letters he has sent me, none of which identified specific language that he found objectionable. When I called him on January 13, 2010, he refused to discuss anything substantive on the phone and said I would be duly informed in writing as to how the Fund intended to proceed. The first time I saw any specific language that the Fund objected to was when I received a copy of the April 2 request for no-action relief.

The Fund and its Counsel's intransigence stands in sharp contrast to my past experience in working out compromise proposal language with other closed-end funds. As the most recent example, in December 2009 I also submitted a similar interval fund proposal to another closed-end fund. In January 2010 an officer of that fund emailed me a letter raising issues with certain language in the proposal and suggesting revisions. I emailed a response the next day, and we subsequently spoke on the phone and successfully resolved our differences. I expect that the revised proposal will appear in that fund's proxy and will be voted on by shareholders at its annual meeting this spring.

Please contact me by phone (, email or letter if there is additional information I could provide that would be helpful to the Commission Staff in considering this matter. Again, I believe that the statements in my proposal and supporting statement are accurate and not misleading; but if the Staff were to recommend revisions, I would address them promptly.

I strongly believe that shareholders should be permitted to voice their opinion through voting on proposals intended to enhance the value of their investments in accordance with Rule 14a-8. Consequently, I respectfully ask that you not concur in Mr. Coleman's request on behalf The Swiss Helvetia Fund, Inc. to omit my proposal from the Fund's proxy materials.

Yours very truly,

Walter S. Baer

cc: Stuart H. Coleman, Strook & Strook & Lavan LLP

Walter S. Baer

The Swiss Helvetia Fund, Inc.
1270 Avenue of the Americas, Suite 400
New York, New York 10020
Attn: Secretary of the Fund

December 16, 2009

I have been the beneficial owner of shares of The Swiss Helvetia Fund, Inc. ("Fund") continuously for at least one year with a market value of at least $2000. I intend to hold these shares continuously until the next meeting of shareholders. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I hereby submit the proposal and supporting statement shown below for inclusion in the Fund proxy materials for the next meeting of shareholders. I intend to present this proposal personally or through an authorized representative at that meeting.

Please feel free to contact me by email , or phone if representatives of the Fund or its Board of Directors would like to discuss this proposal.

Yours very truly,

Walter S. Baer

RESOLVED: The shareholders of The Swiss Helvetia Fund, Inc. ("Fund") ask the Board of Directors to take the steps necessary to adopt an interval fund structure, whereby the Fund will conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value (NAV).

SUPPORTING STATEMENT: During 2009, our Fund has significantly underperformed the overall Swiss market both on a share price and NAV basis. Moreover, the Fund's shares persistently trade at a double-digit discount from NAV, which has averaged more than 13% over the past five years. One proven way to reduce the discount is for the Fund to adopt an interval fund structure, in which the Fund conducts periodic tender offers for its shares at a price at or near NAV. This approach has been successfully implemented by other closed-end funds, such as The Asia Tigers Fund and The India Fund, whose discounts under interval fund structures have averaged below 6% over the same five-year period.

What has worked for The Asia Tigers Fund and The India Fund will, in my opinion, also work for our Fund to reduce the discount and substantially increase shareholder value.

YAHOO! MAIL Classic

Re: The Swiss Helvetia Fund, Inc.--Deficiency Notification Saturday, January 9, 2010 1:36 PM

From: "WS Baer" [redacted]
To: "Nicole M.Runyan" <nrunyan@stroock.com>
Cc: "Stuart H.Coleman" <scoleman@stroock.com>, "Ruedi Millisits" <RMillisits@swz.com>, "Sam Witt" [redacted], "William G.Farrar" <FarrarW@sullcrom.com>
Bcc: "Ryan Stoops" <ryan.stoops@etrade.com> [redacted]
1 File (141KB)

Coleman let

Dear Ms. Runyon,

I am responding to the letter dated January 8, 2010 from Stuart H. Coleman that was attached to your email message. Mr. Coleman's letter states that the letter (dated December 21, 2009) from E*Trade Financial which I forwarded to The Swiss Helvetia Fund,Inc. ("Fund" or "SWZ"), and which the Fund received on January 4, 2010, does not adequately "verify my ownership of Fund shares in accordance with the requirements under Rule 14a-8(b)."

The referenced E*Trade letter does contain a clerical error, in that it refers to my ownership of shares of the Fund "for at least one year prior to October 30, 2009" instead of "for at least one year prior to December 16, 2009" which is the date my proposal was written. I will therefore ask E*Trade to send a corrected letter directly to the Secretary of the Fund, as Mr. Coleman has requested.

However, Mr. Coleman's letter further says that "There is no proof in this [E*Trade] letter that your [*sic*] own shares - beneficially or record - of 'The Swiss Helvetica Fund, Inc.' " because the E*Trade letter refers to "Swiss Helvetica Fund (SWZ)" rather than "The Swiss Helvetica Fund, Inc." This is a silly example of legal pedantry that doesn't seem to me something Strook would be proud of. The facts are these: more than five years ago, I purchased shares of "The Swiss Helvetica Fund, Inc." (aka "Swiss Helvetica Fund" or "SWZ" or "Fund") valued at more than $2000; and I have held these shares continuously up to now, which includes "at least one year prior to" October 30, 2009, December 16, 2009, or any of the other dates mentioned in Mr. Colaman's letter.

Finally, Mr. Coleman's letter says "we will be sending you a subsequent letter outlining certain substantive" issues regarding my proposal. I hope that we will be able to work together to perfect the wording of my proposal, if necessary, or otherwise resolve such issues without unnecessarily bothering the SEC or burdening the Fund's shareholders with further legal expenses.

Sincerely,

Walter S. Baer

--- On Fri, 1/8/10, **Runyan, Nicole M.** *<nrunyan@stroock.com>* wrote:

> From: Runyan, Nicole M. <nrunyan@stroock.com>
> Subject: The Swiss Helvetia Fund, Inc.--Deficiency Notification
> To: [redacted]
> Cc: "Coleman, Stuart H." <scoleman@stroock.com>, "Ruedi Millisits" <RMillisits@swz.com>, "Sam Witt" [redacted], "Farrar, William G." <FarrarW@sullcrom.com>
> Date: Friday, January 8, 2010, 2:36 PM
>
> Mr. Baer,
>
> Attached is a copy of a letter on behalf of The Swiss Helvetia Fund, Inc., notifying you of certain procedural deficiencies under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, contained in your proposal received by the Fund on December 28, 2009, as supplemented by your letter received on January 4, 2010.
>
> A hard copy of this letter also is being sent to your attention by FedEx.
>
> Regards,
>
> Nicole Runyan
>
> Nicole M. Runyan
> Stroock & Stroock & Lavan LLP
> 180 Maiden Lane
> New York, New York 10038
> T: 212.806.6443
> F: 212.806.7143
> nrunyan@stroock.com